SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

(Amendment No.)*

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

CHEN JIE

Room2105-07, 21/F, Man Yee Building,

68 Des Voeux Road Central,

Central, Hong Kong

+852-3892-2718

With a copy to:

Nixon Peabody CWL

5th Floor, Standard Chartered Bank Building,

4-4A Des Voeux Road Central,

Hong Kong

Attention: David Cheng

+852-2521-0880

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 9 Pages)

_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dangdai International Group Co., Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 2,270,000 shares of Common Stock**
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,270,000 shares of Common Stock**
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,270,000 shares of Common Stock**
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%**
14.	TYPE OF REPORTING PERSON CO

** See Item 5.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 9 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”), amends and supplements the Schedule 13D (the “Schedule 13D”) filed on June 23, 2016, as amended by the Amendment No. 1 to Schedule 13D ( “Amendment No. 1”) filed on December 10, 2018 on behalf of Dangdai International Group Co., Limited as set forth therein with respect to beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc. (the “Issuer”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D and Amendment No. 1. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D, as previously amended.

Item 1.      Security and Issuer

This Amendment relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1345 Avenue of Americas, 15th Floor, New York, New York 10105.

Item 2.     Identity and Background

Item 2 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

This Amendment is filed on behalf of the Reporting Person, a Hong Kong limited company. The Reporting Person operates as a subsidiary of Wuhan Dangdai Science & Technology Industries Group Co., Ltd (“Wuhan Dangdai”). The principal business address of the Reporting Person is Room 2105-07, 21/F, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A attached hereto, which is hereby incorporated by reference.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amounts of Funds or Other Consideration

Item 3 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

On February 4, 2016 a stock purchase agreement was entered into by and among the Reporting Person and the Issuer, pursuant to which the Reporting Person acquired from the Issuer a total of 2,270,000 shares of the Issuer’s common stock, at a price of $19.00 per share, for a total purchase price of $43,130,000.

The aggregate number of shares held by the Reporting Person is 2,270,000 for which an aggregate consideration of $43,130,000 has been paid. The source of consideration is from Wuhan Dangdai. The Reporting Person is a wholly owned subsidiary of Wuhan Dangdai.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 9 Pages

The Buyer Consortium (as defined in Item 4 below) anticipates, as of the date of this Amendment, that subject to the terms of the definitive transaction documentation, it will acquire all of the shares of Common Stock owned by shareholders of the Issuer other than the Initial Consortium Members, the Additional Consortium Members (as defined in Item 4 below) and their respective affiliates, at the price per share of Common Stock set forth in the Proposal (as defined in Item 4).

It is anticipated that the funding for the Transaction (as described in Item 4) will be provided by equity financing. The equity financing will be provided by the members of the Buyer Consortium in the form of cash and through the rollover of certain amount of the equity interests in the Issuer held by the members of the Buyer Consortium and their respective affiliates (such equity interests referred to in the foregoing clause, collectively, the "Rollover Shares").

Item 4.      Purpose of Transaction

Item 4 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

On November 9, 2019, Bizuo (Tony) Liu ("Mr. Liu"), Hillhouse Bio Holdings, L.P. ("Hillhouse Bio"), TF Capital Ranok Ltd. ("TF Capital"), Li (Helen) Zhang ("Ms. Zhang"), Yihong Yao ("Mr. Yao") and Chengxiang (Chase) Dai ("Mr. Dai," together with Hillhouse Bio, TF Capital, Mr. Liu, Ms. Zhang and Mr. Yao and any Additional Consortium Members (defined below), collectively, the "Buyer Consortium", and together with Hillhouse Bio, TF Capital, Mr. Liu, Ms. Zhang and Mr. Yao, each, an "Initial Consortium Member") entered into a consortium agreement (the "Consortium Agreement"), pursuant to which each member of the Buyer Consortium (as defined below) has agreed, among other things, that (i) Mr. Liu, Hillhouse Bio and TF Capital, as lead investors under the Consortium Agreement, shall cooperate and proceed in good faith in undertaking due diligence, if required, engaging in discussions with the Issuer regarding the Proposal and/or an acquisition transaction of the Issuer (the "Transaction"), negotiating and finalizing the definitive documentation in connection with the Transaction and taking any action or refraining from taking any action to comply with the obligations, satisfying the closing conditions or exercise the rights under such definitive documentation, (ii) for a period ending on the earlier of (A) 12 months after the date of the Consortium Agreement and (B) the termination of the Consortium Agreement pursuant to its terms, each member of the Buyer Consortium shall work exclusively with each other with respect to the Transaction and vote all equity securities held or otherwise beneficially owned by it or its affiliates in the Issuer in favor of the authorization and approval of the Transaction and any definitive documentation in connection therewith and against any other proposal opposed to the Transaction or that otherwise that could prevent, impede or, in any material respect, interfere therewith, and (iii) each applicable member of the Buyer Consortium shall cancel their (or their affiliates’) Rollover Shares for no consideration and subscribe for certain number of newly issued shares of a new company to be formed by the Buyer Consortium.

On November 10, 2019 and November 11, 2019, respectively, the Reporting Person and Mission Right Limited (each, an "Additional Consortium Member") entered into an adherence agreement (each, an “Adherence Agreement”) to the Consortium Agreement and joined the Buyer Consortium.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 9 Pages

On November 11, 2019, the Buyer Consortium (including the Initial Consortium Members and the Additional Consortium Members) submitted a non-binding preliminary proposal (the "Proposal") to the board of directors of the Issuer (the "Board"). In the Proposal, the Buyer Consortium proposed to acquire all of the outstanding shares of Common Stock of the Issuer (other than the Rollover Shares) for $19.50 per share in cash. The Proposal also provided that, among other things, the Buyer Consortium would negotiate and execute definitive agreements with respect to the Transaction that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Transaction is carried out and consummated, the shares of Common Stock of the Issuer will no longer be traded on the Nasdaq Global Market and the registration of the shares of Common Stock of the Issuer under Section 12 of the Act is expected to be terminated. No assurance can be given that any definitive agreement will be entered into or the Transaction will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Transaction and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Consortium Agreement, the Adherence Agreements and the Proposal in this Amendment are qualified in their entirety by reference to the Consortium Agreement, the Adherence Agreements and the Proposal, which are attached hereto as Exhibit 1, Exhibit 2-A, Exhibit 2-B and Exhibit 3, respectively, and are incorporated herein by reference in their entirety.

Except as disclosed in this Amendment, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person and its representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may, subject to the terms of the Consortium Agreement, in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Reporting Person with respect to its investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 6 of 9 Pages

Item 5.     Interest in Securities of the Issuer

Item 5 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Amendment is calculated based upon an aggregate of 19,280,612 shares of Common Stock outstanding as of November 1, 2019 as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019.

(b)

See rows (7) through (10) of the cover pages to this Amendment for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement and the Adherence Agreements, the Reporting Person and the other members of the Buyer Consortium that beneficially own Common Stock may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Collectively, the "group" may be deemed to beneficially own an aggregate of 4,704,004 shares of outstanding Common Stock (including an aggregate of 811,000 shares of Common Stock issuable upon the exercise of options and 69,344 shares of Common Stock issuable upon the vesting of restricted stock units held by members of the Buyer Consortium), which represents approximately 23.3% of the total shares of outstanding Common Stock (accounting for all Common Stock that would be outstanding upon exercise of all of the foregoing options and vesting of the foregoing restricted stock units). Neither the filing of this Amendment nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock beneficially owned by any other member of the Buyer Consortium and any of his, her or their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	No transactions in the Common Stock were effected during the last 60 days by the Reporting Person.

(d)

Hansheng Zhou and Songlin Li, the Directors of the Reporting Person, have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

Except as described in this Amendment, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Consortium Agreement, dated November 9, 2019 by among the Initial Consortium Members.

Exhibit 2-A:	Adherence Agreement, dated November 10, 2019 by the Reporting Person.

Exhibit 2-B:	Adherence Agreement, dated November 11, 2019 by Mission Right Limited.

Exhibit 3:	Proposal from the Buyer Consortium to the Board, dated November 11, 2019.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2019

Dangdai International Group Co., Limited /s/ Hansheng Zhou Name: Hansheng Zhou Title: Director

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 9 of 9 Pages

Schedule A

1.      Dangdai International Group Co., Limited

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each director and executive officer is c/o Dangdai International Group Co., Limited, Room 2105-07, 21/F, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person.

Name	Position	Citizenship
Hansheng Zhou	Director	People’s Public of China
Songlin Li	Director	People’s Public of China
Jie Chen	Executive Vice President	People’s Public of China